Exhibit 1












                       CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Metris Companies Inc.

We consent to the incorporation by reference of our report dated May 31, 2000 in the registration statements (No. 333-42529 and 333-78345) on Form S-8 of Metris Companies Inc. and the use of such reports in the annual report on Form 11-K of Metris Companies Inc. Such report relates to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1999 and the related schedule as of December 31, 1999.

/s/KPMG LLP
Minneapolis, Minnesota
June 28, 2000